October 31, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1998 and 1997, total revenues increased 11.5% from $500,523 to $557,846 and total expenses increased 11.1% from $349,716 to $388,467. As a result, net income increased 12.3% from $150,807 for the three-month period ended September 30, 1997, to $169,379 for the same period in 1998. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses increased approximately $38,000 (12.2%) as a result of increases in yellow pages advertising costs, maintenance and repair, real estate tax and salaries and wage expenses. General and administrative expenses remained constant. Occupancy levels for the Partnership's six mini-storage facilities averaged 89.2% for the three-month period ended September 30, 1998, and 87.6% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the nine month periods ended September 30, 1998, and 1997 total revenues increased 10.6% from $1,462,813 to $1,617,793 and total expenses increased
3.1% from $1,109,904 to $1,144,235. As a result, net income increased 34.2% from $352,909 for the nine months ended September 30, 1997, to $473,558 for the same period in 1998. Rental revenue increased primarily as a result of higher unit rental rates during the nine months of the period. Operating expenses increased approximately $20,900 (2.2%) primarily due to increases in yellow pages advertising costs, property management fees, real estate tax and salaries and wage expenses, partially offset by a decrease in maintenance and repair expenses. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $13,400 (9.5%) primarily as a result of an increase in incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President